October 21, 2011

BY HAND AND BY EDGAR

Pamela A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Fortress Investment Group LLC
Registration Statement on Form S-3
Filed: October 3, 2011
File No.: 333-177147

Dear Ms. Long:

On behalf of Fortress Investment Group LLC (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 12, 2011 (the “Comment Letter”).

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Calculation of Registration Fee

1.	In footnote (2) you state that the securities registered may also be sold as units; the units, however, are not listed in the Calculation of Registration Fee table or the

Ms. Pamela A. Long

Securities and Exchange Commission

October 21, 2011

Prospectus Cover Page. If you are registering the offer and sale of units, please list them accordingly, provide a description of the units you may offer in accordance with Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

We have deleted the fee table disclosure noted in the Staff’s comment. Please see the outside cover page of the Registration Statement.

Exhibit 5.1 – Opinion of Skadden, Arps, Slate Meagher & Flom LLP

2.	Please have counsel revise the opinion set forth in enumerated paragraph 3 to opine that the offered depositary shares will entitle the holders to the rights specified in the deposit agreement.

We have revised the opinion as requested. Please see Exhibit 5.1.

* * * * *

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco Joseph A. Coco

cc:	David Brooks, Esq.
Vice President, General Counsel and Secretary
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105